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June 20, 2017	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

By Electronic Mail and EDGAR Transmission

Sonny Oh

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Brighthouse Shield Level Select(sm) 3-Year Annuity

Initial Registration Statement on Form S-3 (File No. 333-217507)

Brighthouse Life Insurance Company of NY

Brighthouse Shield Level Select(sm) 3-Year Annuity (NY Version)

Initial Registration Statement on Form S-3 (File No. 333-217511)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC”) and Brighthouse Life Insurance Company of NY (“BLNY,” and together with BLIC, each a “Company” and collectively the “Companies”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us by your letter dated June 16, 2017 with regard to (i) the Form S-3 Registration Statement of BLIC filed with the Commission on April 27, 2017 (File No. 333-217507), which relates to the Brighthouse Shield Level Select(sm) 3-Year Annuity contract to be offered by BLIC on a national basis excluding the State of New York (“SLS3”), and (ii) the Form S-3 Registration Statement of BLNY filed with the Commission on April 27, 2017 (File No. 333-217511), which relates to the Brighthouse Shield Level Select(sm) 3-Year Annuity contract to be offered by BLNY in the State of New York (“SLS3NY”).

References throughout this letter to SLS3 should be understood to mean the individual single premium deferred index-linked separate account annuity contract to be offered by BLIC on a national basis excluding the State of New York. References to SLS3NY should be understood to mean the individual single premium deferred index-linked separate account annuity contract to be offered by BLNY in the State of New York. SLS3 and SLS3NY may be referred to herein collectively as the “Contracts” or individually, a “Contract.”

For ease of reference, each of the comments of the Staff is set forth below, followed by the Companies’ response. Unless noted otherwise, page references in the responses are to the marked

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courtesy copies of the prospectus provided to the Staff. Additionally, we understand that the comments of the Staff are based on the SLS3 registration statement and, unless otherwise indicated, apply to the SLS3NY registration statement. In cases where the Companies’ response indicates that the Companies have proposed revised disclosure to their prospectuses, the pages of the prospectuses, as so revised, are filed herewith.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectuses.

1.         Comment: As outlined in General Instruction I of Form S-3, please explain to the Staff in detail the basis upon which each of the Companies is eligible to file its registration statement on Form S-3.

Response: As of April 27, 2017, BLIC and BLNY were both wholly-owned subsidiaries of MetLife, Inc. (“MetLife”), a publicly-traded company. As previously disclosed and discussed with the Staff, MetLife has since that date separated a substantial portion of its U.S. retail segment from its other business segments by undertaking a restructuring, in which MetLife contributed the insurance company subsidiaries through which the U.S. retail segment is principally conducted (including BLIC and BLNY, among others), to a new, wholly-owned subsidiary, Brighthouse Holdings, LLC, which is a wholly-owned subsidiary of MetLife (“Brighthouse Holdings,” and such restructuring, the “Restructuring”). BLNY has been contributed to BLIC. Brighthouse Holdings will be contributed to Brighthouse Financial, Inc. (“Brighthouse Financial”) and MetLife will make a distribution of at least 80.1% of the common stock of Brighthouse Financial to MetLife shareholders (the “Distribution”), and Brighthouse Financial would then become a separate, publicly traded company. MetLife intends to dispose of any remaining shares of common stock in Brighthouse Financial within five years after the Distribution through a dividend distribution, one or more public offerings of its shares of Brighthouse Financial common stock or an offer to the MetLife shareholders to exchange all or a portion of their MetLife shares for shares of Brighthouse Financial common stock. The complete disposition by MetLife of its interest in Brighthouse Financial is referred to herein as the “Disaffiliation.”

Set forth below is our analysis of the eligibility of each Company to use Form S-3 on April 27, 2017, the date on which each of BLIC and BLNY filed its initial registration statement on Form S-3 for its respective Contract, and on and after the Restructuring and Disaffiliation.

Eligibility of BLNY on April 27, 2017. As a wholly-owned subsidiary of MetLife, BLNY was eligible on April 27, 2017 to use Form S-3 pursuant to General Instructions I.C.2 and I.B.2(iii) of Form S-3 because the “Registrant Requirements” of General Instruction I.A of Form S-3 were satisfied by reference to MetLife as the parent, and the “Transaction Requirements” set forth in General Instruction I.B.2(iii) were satisfied because of MetLife’s status as a “well-known seasoned issuer” or “WKSI.” MetLife is organized under the laws of Delaware and has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). MetLife has been subject to the requirements of Section 12 of the Exchange Act for more than twelve calendar months, and it is our understanding that MetLife has filed in a timely manner all reports required to be filed in accordance with General Instruction I.A.3(b) of Form S-3. It also is our understanding that, as required by General Instruction I.A.4 of Form S-3, neither MetLife nor any of its subsidiaries has since December 31, 2016 (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on any installment on indebtedness for borrowed money or on any rental on long-term lease material to the financial position of MetLife or its consolidated and unconsolidated subsidiaries,

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taken as a whole. In addition, it is our understanding that MetLife has filed and submitted all electronic filings required by General Instruction I.A.7 of Form S-3.

As a wholly-owned subsidiary of MetLife, BLNY was also eligible on April 27, 2017 to use Form S-3 pursuant to General Instruction I.C.2 because the Registrant Requirements of General Instruction I.A were satisfied by reference to MetLife as the parent and the Transaction Requirements set forth in General Instruction I.B.2(ii) were satisfied because the Company had outstanding (as of a date within 60 days prior to April 27, 2017) more than $750 million in contract value of variable insurance contracts in offerings registered under the Securities Act of 1933, as amended (the “Securities Act”).

Eligibility of BLNY on and after the Restructuring and Distribution. As of the completion of the Restructuring discussed above, BLNY is a wholly-owned subsidiary of BLIC, and BLIC is a direct wholly-owned subsidiary of Brighthouse Holdings which, in turn, is a wholly-owned subsidiary of MetLife. BLIC is a reporting company pursuant to Section 15(d) of the Exchange Act due to its offerings of registered fixed annuity contracts under the Securities Act. BLIC is a non-accelerated filer and not a WKSI. Notwithstanding that there are intermediary subsidiaries between BLNY and the top level MetLife parent, until the Distribution occurs, BLNY continues to satisfy the definition of a “subsidiary” of MetLife for purposes of the Securities Act and thereby is eligible to use Form S-3 after the Restructuring on the same bases as on April 27, 2017 because BLNY continues to be a wholly-owned subsidiary of MetLife. BLNY also is eligible to use Form S-3 pursuant to General Instruction l.C.2 because the Registrant Requirements of General Instruction I.A are satisfied by reference to BLIC as the parent and General Instruction l.B.2(ii) of the Transaction Requirements are satisfied because BLNY has outstanding more than $750 million in contract value of insurance contracts in offerings registered under the Securities Act.

Following the Distribution, BLNY will no longer be a wholly-owned subsidiary of a WKSI, i.e., MetLife. Nonetheless, as discussed above, BLNY will continue to be eligible to use Form S-3 pursuant to General Instruction l.C.2 because the Registrant Requirements of General Instruction I.A will be satisfied by reference to BLIC as the parent and General Instruction l.B.2(ii) of the Transaction Requirements will be satisfied because BLNY should have outstanding more than $750 million in contract value of insurance contracts in offerings registered under the Securities Act.

Eligibility of BLIC on April 27, 2017. BLIC was eligible on April 27, 2017 to use Form S-3 because the “Registrant Requirements” of General Instruction I.A of Form S-3 were satisfied as discussed below, and the “Transaction Requirements” set forth in General Instruction l.B.2(i) were satisfied because of its ongoing issuance of registered fixed annuity contracts under the Securities Act. BLIC is organized under the laws of Delaware. It is a reporting company pursuant to Section 15(d) of the Exchange Act and was subject to the requirements of Section 15(d) of the Exchange Act and filed all of the material required to be filed pursuant to Section 15(d) for the period of at least twelve months preceding the filing of the registration statement on April 27, 2017. It is our understanding that BLIC has filed in a timely manner all reports required to be filed in accordance with General Instruction l.A.3(b) of Form S-3. It also is our understanding that, as required by General Instruction l.A.4 of Form S-3, neither BLIC nor any of its consolidated or unconsolidated subsidiaries has, since December 31, 2016: (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on any installment on indebtedness for borrowed money or on any rental or long-term lease material to the financial position of BLIC or its consolidated and unconsolidated subsidiaries, taken as a whole. In

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addition, it is our understanding that BLIC has filed and submitted all electronic filings required by General Instruction l.A.7 of Form S-3.

Eligibility of BLIC on and after the Restructuring and Distribution. BLIC continues to be eligible to use Form S-3 for the same reasons as discussed immediately above. The Restructuring has not, and the Distribution will not affect its Registrant or Transaction status in that regard.

2.	Consistency Issues

a.         Comment: For consistency, please revise the following SLS3 disclosure in the section and page(s) indicated with the disclosure in the corresponding section of the Brighthouse Shield Level Select(sm) 6-Year Annuity prospectus as indicated below.

i.         In “Special terms” on page 7, please retain “Shield Rates” in last sentence of “Shield Rate.”

           Response: The disclosure in the SLS3 prospectus has been revised in response to the Staff’s comment.

ii.         The second to last sentence of first paragraph of “Shield Options” on page 14, please retain “varies” in lieu of “various.”

           Response: The disclosure in the SLS3 prospectus has been revised in response to the Staff’s comment.

iii.        Retain spacing of changed disclosure in third paragraph of “Planned Separation from MetLife, Inc.” on page 44.

           Response: The disclosure in the SLS3 prospectus has been revised in response to the Staff’s comment.

iv.         In “Confirming Transactions” on page 48, please retain “these” in lieu of “there.”

           Response: The disclosure in the SLS3 prospectus has been revised in response to the Staff’s comment.

b.         Comment: For consistency, please reconcile the SLS3 disclosure in the section and page(s) indicated with the disclosure in the corresponding section on the page(s) of SLS3NY prospectus as indicated below.

i.         The second sentence of “Availability of Shield Options” on page 11 with second sentence on page 12.

           Response: The disclosure in the SLS3 prospectus has been revised in response to the Staff’s comment.

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ii.         “Step Rate” on page 17 with page 17.

           Response: The disclosure in the SLS3 prospectus has been revised in response to the Staff’s comment.

iii.        First sentence under “Interim Value Calculation” on page 21 with page 21.

           Response: The disclosure in the SLS3NY prospectus has been revised in response to the Staff’s comment.

iv.        Last sentence of introductory narrative to “Example 2 – Calculating your Interim Value” and “Interim Value Calculation” caption in Example 2A table on page 22 with page 22.

           Response: The disclosure has been corrected in the SLS3NY prospectus to refer to “halfway through the term” in connection with Example 2A.

v.        “Interim Value Calculation” caption in Example 2B table on page 23 with page 23.

           Response: The caption in the Example 2B table of the SLS3NY prospectus has been corrected to refer to “Halfway Through Term.”

vi.        The sixth paragraph of “Withdrawal Provisions” on page 24 with page 24.

           Response: The prospectus disclosure for each of SLS3 and SLS3NY reflects the provisions of the applicable Contract and related riders and, with respect to SLS3NY, the fixed account rider in particular. The Companies believe that the prospectus for each Contract should disclose and explain the material provisions of the corresponding Contract, and, accordingly, respectfully decline to revise the prospectus disclosure.

vii.        The “Interim Value Calculation” caption in Example 3A table and footnote 6 on page 26 with page 26.

           Response: The caption in the Example 3A table and footnote 6 of the SLS3NY prospectus has been corrected to refer to “Halfway Through Term.”

viii.       The third paragraph of “Standard Death Benefit” on page 30 with page 30.

            Response: The disclosure in the SLS3NY prospectus has been revised in response to the Staff’s comment.

ix.        The last paragraph of “Owner” on page 42 and “Joint Owner” on page 42 with page 43.

           Response: The prospectus disclosure for each of BLIC and BLNY reflects the provisions of the applicable Contract. Therefore, the Companies respectfully decline to revise the prospectus disclosure.

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x.         The third paragraph of “The Separate Account” on page 45 with page 45.

            Response: The disclosure in the SLS3 prospectus has been revised in response to the Staff’s comment.

c.         Comment: When revising to reflect the actual name of the product, please include Appendix A.

Response: Appendix A has been updated to reflect the actual name of the Contracts.

3.	Effect of Withdrawals or Annuitization (page 10)

a.         Comment: Please reconcile this caption and the disclosure regarding how certain events trigger the need to calculate an Interim Value with the triggering events identified in the second sentence of the second paragraph under “Performance Rate for Determination of Interim Value” on page 22 (e.g., the latter refers to withdrawals, surrenders, death, and cancellations).

           Response: The caption noted by the Staff has been revised to reference each of the events that could subject the Owner to the “risk” of receiving an amount based on Interim Value.

b.        Comment: In addition, please confirm the accuracy of the second bullet point and revise the second sentence of the second paragraph under “Performance Rate for Determination of Interim Value” on page 22, as appropriate.

           Response: The Companies confirm the accuracy of the second bullet point and note that clarifying revisions have been made to the prospectuses to indicate that the Return of Premium death benefit is a feature of each of the Contracts, pursuant to the terms of the applicable death benefit rider.

4.         Comment: Please highlight the last sentence of the first paragraph following the Shield rate chart on page 17. See, e.g., the highlighted sentence in the first paragraphs under, respectively, “Cap Rate” and “Step Rate” on the same page.

Response: The disclosure in the prospectus for each of SLS3 and SLS3NY has been revised in response to the Staff’s comment.

5.         Standard Death Benefit (page 34)

Comment: The Return of Premium death benefit is no longer a feature of the annuity. Therefore, please delete the references to “Return of Premium death benefit” in the second, fourth, and fifth paragraphs and anywhere else the term is used in the prospectus.

Either use or delete the term consistently throughout the prospectus, e.g., Appendix C and exhibit 4(c) in Part II.

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Response:    As noted in response to comment 3.b. above, clarifying revisions have been made to the prospectuses to indicate that the Return of Premium death benefit is a feature of each of the Contracts, pursuant to the terms of the applicable death benefit rider.

6.         Comment: For the SLS3NY, please revise the second paragraph under “Option 4” on page 34 for clarity, i.e. parallel structure.

Response: The prospectus disclosure noted by the Staff reflects the provisions of the BLNY Contract. Therefore, BLNY believes the current disclosure is correct and respectfully declines to revise the prospectus disclosure.

7.         Comment: For the SLS3NY, please delete disclosure added to the last paragraph under “Option 4” on page 34 as it does not appear relevant to the disclosure in that paragraph.

Response: The disclosure in the SLS3NY prospectus has been revised in response to the Staff’s comment.

8.         Comment: For the SLS3NY, please retain the deleted disclosure (would have been second paragraph) under “Brighthouse Life Insurance Company of NY” on page 44, revised as necessary.

Response: The disclosure in the SLS3NY prospectus has been revised in response to the Staff’s comment.

9.         Comment: For SLS3, please confirm the accuracy of the deletion of the last sentence under “Suspension of Payments or Transfers” on page 43 (and revise/clarify if retained) and for SLS3NY, the deletion in the first sentence of introduction on page 43.

Response: BLIC confirms the accuracy of the deletion of the last sentence under “Suspension of Payments or Transfers” in the SLS3 prospectus. BLNY confirms the deletion in the first sentence of the same section in the SLS3NY prospectus.

10.       Comment: Please add “ability” to the end of the last sentence of “Planned Separation from MetLife, Inc.” on page 44.

Moreover, please confirm that the disclosure under “Planned Separation from MetLife, Inc.” on page 44 is accurately written in the future tense.

Response: The word “ability” has been added to the last sentence of “Planned Separation from MetLife, Inc.” in the prospectus for each of SLS3 and SLS3NY. As to the Staff’s other comment, the prospectus disclosure at issue is under review and, to the extent necessary or appropriate, will be updated by each Company in its pre-effective amendment to the Registration Statement.

11.       Comment: Please delete the third sentence under “State Variations” on page 49 or clarify what maximum fee is being referenced and where it is set forth in the prospectus.

Response: Upon further review, the sentence noted by the Staff in the SLS3 prospectus has been deleted.

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12.       Comment: The sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” on pages 48 and 49, respectively, will be subject to further review upon the filing of the pre-effective amendment.

Response: Each Company will update the sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” by a pre-effective amendment to its Registration Statement.

13.       SLS3NY - Appendix D

Comment: Please retain the definition of “Fixed Account value” on page D-2 as the term does appear in the third paragraph on first page of Appendix D.

Response: Please note that Appendix D to the SLS3NY prospectus filed on April 27, 2017 included the definition at issue on page D-2. The term has been retained.

PART II

14.       Comment: Please provide revised powers of attorney (“POAs”) that are specific to the filing. The staff understands that the POAs filed could not identify the SLS3 and SLS3NY by name, but there should be some indication in the POAs that the Board members were aware of these specific filings.

Response: Each Company will file revised POAs which specifically identify the Contract by actual name, with a pre-effective amendment to its Registration Statement.

15.       Financial Statements, Exhibits, and Certain Other Information

Comment: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Companies will include all exhibits, or forms of exhibits, and other disclosure that are required to be included in the Registration Statements in a pre-effective amendment to the Registration Statements.

*           *           *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.312.3331 or Nathaniel Segal at 312.609.7747.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

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Sonny Oh

June 20, 2017

WTC

Attachment

cc:       Nathaniel Segal

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